EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002

Income from continuing operations	$151,626	$136,173	$96,612	$89,290	$88,510

Add:
Portion of rents representative of the interest factor	1,062	961	963	1,030	914
Interest on indebtedness	146,943	130,761	117,096	90,269	67,171
Out-of-market mortgage adjustment	7,335	6,927	4,988	975
Preferred dividends	10,101	10,101	7,470	15,912	19,756
Net income as adjusted	$317,067	$284,923	$227,129	$197,476	$176,351

Fixed charges:
Interest on indebtedness	$146,943	$130,761	$117,096	$90,269	$67,171
Out-of-market mortgage adjustment	7,335	6,927	4,988	975
Capitalized interest	7,616	2,629	4,992	6,361	9,642
Preferred dividends	10,101	10,101	7,470	15,912	19,756
Portion of rents representative of the interest factor	1,062	961	963	1,030	914
Fixed charges	$173,057	$151,379	$135,509	$114,547	$97,483

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.83	1.88	1.68	1.72	1.81

Net income available to common shareholders	$294,909	$209,552	$133,911	$97,880	$112,111
Depreciation and amortization	131,792	125,742	114,342	90,367	78,111
Gain on sale of properties	(172,056)	(87,561)	(26,316)	(7,273)	(18,614)
Funds from operations	254,645	247,733	221,937	180,974	171,608
Add:
Portion of rents representative of the interest factor	1,062	961	963	1,030	914
Preferred dividends	10,101	10,101	7,470	15,912	19,756
Interest on indebtedness	146,943	130,761	117,096	90,269	67,171
Out-of-market mortgage adjustment	7,335	6,927	4,988	975
Funds from operations as adjusted	$420,086	$396,483	$352,454	$289,160	$259,449

RATIO OF FUNDS FROM OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.43	2.62	2.60	2.52	2.66